SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number   000-19532

NOTIFICATION OF LATE FILING

(Check One):	☐ Form10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

     For Period Ended:   September 30, 2002

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRATION INFORMATION

Full name of registrant	American HomePatient, Inc.

Former name if applicable	Diversicare Inc.

Address of principal executive office (Street and number)	5200 Maryland Way, Suite 400

City, state and zip code	Brentwood, Tennessee 37027

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant has not finalized its financial statements with review by its outside auditors for the quarter ended September 30, 2002, and thus cannot file the Form 10-Q for such period on a timely basis. The review process by the outside auditors, Deloitte & Touche LLP (“Deloitte”), is underway but has been delayed by a number of events. First, the Registrant’s previous outside auditors, Arthur Andersen LLP (“Andersen”), ceased to provide auditing services, and the Company terminated its relationship with Andersen effective July 3, 2002. The Registrant’s efforts to replace Andersen were hampered by the impending maturity of the Registrant’s bank credit facility and its subsequent filing for bankruptcy protection. The Registrant then selected Deloitte as its new outside auditors on August 14, 2002, subject to obtaining the required bankruptcy court approval. This bankruptcy court approval was granted on October 21, 2002. Since then, Deloitte has been fully engaged in a review of the Registrant’s financial statements. Deloitte, as part of its review process, submitted a request to Andersen on October 16, 2002 to obtain Andersen’s work papers for prior period audits performed by Andersen. Andersen, to date, has not provided these work papers. As a result of the foregoing, the Deloitte review of Registrant’s financial statements is incomplete at this date. Registrant will file its Form 10-Q, certified in accordance with applicable requirements, immediately upon finalization of the Deloitte review.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

Marilyn O’Hara	615	221-8884

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Comparative operating results of the Company for the quarter and nine months ended September 30, 2002 versus the same periods in 2001 are impacted by the asset sales of several centers in 2002 and 2001 and by the Company’s filing of a voluntary petition for relief to reorganize under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Tennessee on July 31, 2002.

Revenues for the quarter and nine month period ended September 30, 2002 decreased from the same periods in 2001 by $7.6 million and $27.0 million, respectively. During 2001, the Company sold the assets of three infusion centers, two respiratory and home medical equipment centers, and all of its rehab centers, in addition to the sale of the assets of one infusion center during the first quarter of 2002. As a result of these asset sales, revenues were negatively impacted by approximately $7.6 million in the third quarter of 2002 and by $29.3 million in the nine months ended September 30, 2002.

The Company’s unaudited, condensed, consolidated interim financial statements for the quarter and nine months ending September 30, 2002 will be submitted on a going concern basis and in accordance with AICPA Statement of Position 90-7 (“SOP 90-7”), “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”. All pre-petition liabilities subject to compromise have been segregated in the unaudited, condensed, consolidated Balance Sheets and classified as liabilities subject to compromise, at the estimated amount of allowable claims. Liabilities not subject to compromise are separately classified as current and non-current in the unaudited, condensed, consolidated Balance Sheets. Revenues, expenses, realized gains and losses, and provisions for losses and expenses resulting from the reorganization are reported separately as Reorganization Items. Cash used for reorganization items is disclosed separately in the unaudited, condensed, consolidated Statements of Cash Flows.

American HomePatient, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2002	By: /s/ Marilyn O’Hara Marilyn O’Hara Executive Vice President and Chief Financial Officer